UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-37775	Commission file number 001-41313

Brookfield Business Partners L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD BUSINESS CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information in this Form 6-K is incorporated by reference into Brookfield Business Partners L.P.’s registration statements on F-3 (File Nos. 333-251316 and 333-258765).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Business Partners L.P.
by its general partner, Brookfield Business Partners Limited

Date: May 3, 2022	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

BROOKFIELD BUSINESS CORPORATION

Date: May 3, 2022	By:	/s/ Jaspreet Dehl
Name: Jaspreet Dehl
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
99.1	The audited combined financial statements of the Lottery Business (a carve-out of certain operations of Scientific Games Corporation) as of December 31, 2021 and 2020 and for each of the years in the three years ended December 31, 2021.

99.2	The audited consolidated financial statements of CDK Global Inc. as of June 30, 2021 and 2020 and for each of the years in the three years ended June 30, 2021.

99.3	The unaudited consolidated financial statements of CDK Global Inc. as of December 31, 2021 and June 30, 2021 and for the three and six months ended December 31, 2021 and 2020.

99.4	The unaudited pro forma financial statements of Brookfield Business Partners L.P. as of December 31, 2021 and for the year ended December 31, 2021.